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                              May 14, 2024

       Jonathan M. Collins
       Executive Vice President and Chief Financial Officer
       Clarivate Plc
       70 St. Mary Axe
       London EC3A 8BE
       United Kingdom

                                                        Re: Clarivate Plc
                                                            Form 10-K for the
fiscal year ended December 31, 2023
                                                            File No. 001-38911

       Dear Jonathan M. Collins:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2023

       Management   s Discussion and Analysis of Financial Condition and
Results of Operations
       Critical Accounting Policies and Estimates
       Goodwill and Indefinite-Lived Intangible Assets, page 28

   1. We note your disclosures regarding the quantitative goodwill impairment tests performed in 2022 and 2023.
Please tell us the percentage by which the fair value of each of your reporting units
exceeded their carrying value as of your most recent impairment test.
                                                        To the extent any of
the reporting unit's fair value was not substantially in excess of its carrying value,
disclose the percentage by which the fair value exceeded the carrying value. Alternatively,
revise to state if true, that the estimated fair value substantially exceeded the carrying
value for each of the reporting units. Refer to our comment and your response to prior
comment 13 in your letter dated March 29, 2019.
 Jonathan M. Collins
FirstName  LastNameJonathan M. Collins
Clarivate Plc
Comapany
May        NameClarivate Plc
     14, 2024
May 14,
Page 2 2024 Page 2
FirstName LastName
Results of Operations
Adjusted EBITDA and Adjusted EBITDA margin (non-GAAP measure), page 35

2. We note that you present non-GAAP adjusted EBITDA margin without disclosing the most directly comparable GAAP measure. Please revise to present net income (loss)
         margin with equal or greater prominence whenever you disclose adjusted EBITDA margin. Refer to Item Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of
         the Non-GAAP C&DIs. Similar concerns apply to your earnings releases on Form 8-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chen Chen at 202-551-7351 or Christine Dietz at 202-551-3408 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:      Michael Easton